SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 23, 2008
QIMONDA AG
Gustav-Heinemann-Ring 212
D-81739 Munich
Federal Republic of Germany
Tel: +49-89-60088-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K contains the press release for the first financial quarter ended December 31, 2007 of Qimonda AG dated January 22, 2008.

News Release · Presseinformation
Qimonda Reports Results for the First Quarter of Financial Year 2008
Munich, Germany — January 22, 2008 — Qimonda AG (NYSE: QI) today announced results for the first quarter of its financial year (FY) 2008, which ended December 31, 2007. Net sales decreased to Euro 513 million, or 28 percent, from Euro 711 million in the fourth quarter of FY 2007. Compared to the first quarter of FY 2007, sales declined by 56 percent from Euro 1.17 billion.
In the first quarter of FY 2008, Qimonda recorded an EBIT loss of Euro 590 million compared to an EBIT loss of Euro 258 million in the fourth quarter of FY 2007 and a positive EBIT of Euro 250 million in the first quarter of FY 2007. Net loss was Euro 598 million, or a loss per share (basic and diluted) of Euro 1.75, compared to a net loss of Euro 265 million in the fourth quarter of FY 2007, or a loss per share (basic and diluted) of Euro 0.77. In the first quarter of FY 2007, Qimonda reported a net income of Euro 177 million or earnings per share (basic and diluted) of Euro 0.52.
“During the last quarter, the DRAM market saw a further drop of more than 40 percent in standard DRAM pricing, one of the strongest declines in a December quarter. Our previously announced measures were executed successfully, but could not compensate for this difficult market environment,” said Kin Wah Loh, President and CEO of Qimonda AG. “We significantly reduced our cost per bit during the quarter by almost 20 percent based on strong bit shipment growth, productivity improvements in manufacturing and reduced operating expenses. Furthermore, we converted more than 50 percent of our capacities to 80nm and 75nm by the end of December. We are on track with our plans

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to reach a conversion rate of 75 percent by March and 90 percent by September 2008. In addition, we are significantly cutting our capital expenditure plan for the current financial year by Euro 250 million.”
Results from Operations
In the first quarter, Qimonda realized bit-shipment growth of 73 percent compared to the corresponding period one year earlier. Net sales decreased mainly due to a severe 72 percent decline in average selling price for the company’s products compared with the prior year quarter as well as a weaker US Dollar. Compared with the fourth financial quarter, bit-production was flat while bit-shipments increased by 27 percent on a strong reduction of inventory. Net sales decreased due to a 40 percent decline in average selling prices for the company’s products. While Qimonda’s bit shipments to non-PC applications increased on an absolute basis, the share of shipments to PC applications temporarily grew to 55 percent due to an accelerated technology conversion and the company’s efforts to reduce inventory in a strong PC demand environment.
Year over year and quarter over quarter, gross margins and net income decreased due to the significant decline in average selling prices, resulting in a net loss in the first quarter of FY 2008. These effects could not be offset by higher bit-shipments and improved manufacturing productivity. The sharp decline in prices resulted in additional inventory write-downs of Euro 122 million in the first quarter, which further negatively impacted gross margin and profitability. Additionally, Qimonda recorded charges of
Euro 33 million, mainly related to the planned restructuring and discontinuation of the contract manufacturing of 200mm Qimonda products by Infineon Dresden.

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Cash Flow and Balance Sheet
In the first quarter of FY 2008, cash outflow from operations was Euro 158 million compared to an inflow of Euro 211 million in the fourth quarter FY 2007, mainly due to the strong decline in average selling price. Capital expenditures in the first quarter of FY 2008 were Euro 190 million, primarily for technology conversions and for R&D operations at Dresden. Free cash flow was negative Euro 217 million compared to positive Euro 90 million in the previous quarter.
At the end of the first quarter of FY 2008, the company’s gross cash position was Euro 746 million and its net cash position was Euro 374 million. These figures include Euro 131 million received from sale-leaseback transactions in the first quarter involving 200mm and 300mm equipment of the Richmond facility.
“We maintained a solid cash position and mitigated the impact from the worse-than-expected market conditions on our balance sheet,” said Dr. Michael Majerus, CFO of Qimonda AG. “We ended last quarter with a net cash position and a low debt-to-equity ratio.”
In the first quarter of FY 2008, Qimonda generated 34 percent of its net sales in North America, 17 percent in Europe, 36 percent in Asia Pacific and 13 percent in Japan.
Outlook
Qimonda is currently targeting an increase in its bit production for FY 2008 of 30 to 40 percent as compared to its prior estimate of about 50 percent, taking into account an accelerated reduction of 200mm capacities, partly offset by productivity improvements through conversion to 80nm and 75nm technologies. For the second

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quarter, bit production is expected to be up by a mid single digit percentage compared to the first quarter. Additionally, Qimonda has begun to reassess its capacity corridors with foundry partners in light of the relatively low DRAM market price environment.
For FY 2008, Qimonda continues to expect bit demand for DRAM to be driven by continued solid growth in graphics, consumer and communication applications and the move to higher density modules in the PC market.
Qimonda expects its share of bit-shipments for use in non-PC applications to be greater than 50 percent for the full financial year.
Qimonda has reduced its target for capital expenditures for FY 2008 to a range of Euro 400 million to Euro 500 million. As part of the saving measures, the construction of a new 300mm fab in Singapore is put on hold pending improving market conditions.
Recent Strategic and Production Highlights
•	DRAM development Joint Venture with Sony
•	Opening of basic materials research Joint Venture NaMLab in Dresden, Germany
•	Shipment of industry’s first GDDR5 (Graphics Double Data Rate 5) samples to customers
•	Partnership on non-volatile memory technologies development with Macronix
•	Sampling of the company’s first XDRTM DRAM for computing and consumer electronics
•	Qualification of cost optimized 1G DDR2 on 75nm technology

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Upcoming Events 2008
•	January 29 Annual General Meeting of Shareholders, Munich
•	February 27 Goldman Sachs Technology Conference, Las Vegas
•	March 12 UBS Technology Conference, London
•	April 21 Earnings Release for the Second Quarter of FY 2008
•	July 22 Earnings Release for the Third Quarter of FY 2008
Unaudited Financial Information
Attached is Qimonda’s unaudited financial information for the first quarter of the 2008 financial year, which ended December 31, 2007. This financial information includes reconciliations of the non-US GAAP financial measures EBIT, net cash position and free cash flow to net income, gross cash position and cash flow from operations, respectively, which are the closest measures prepared in accordance with US GAAP. Financial information as of dates before and for periods beginning before May 1, 2006 is derived from Qimonda’s combined financial statements prepared in accordance with its carve-out from Infineon, effective on that date.
Conference Call
The company will host a conference call today at 4:30pm EST, 1:30pm PST, 9:30pm GMT, and 10:30pm CET to discuss its financial results. The web cast and slide presentation will be available at www.qimonda.com. A webcast replay will be available for a limited time on the company’s web site. An audio replay of the conference call will also be available at phone number +1 718 354 1112 (US), +44 (0)20 7806 1970 (UK), +49 (0)69 22222 0418 (Germany), +81 (0)3 3570 8212 (Japan), pass code: 5196420 #, beginning at 6:30pm EST today and continuing until 5:59pm EST on January 26, 2008.

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About Qimonda
Qimonda AG (NYSE: QI) is a leading global memory supplier with a broad diversified DRAM product portfolio. The company generated net sales of Euro 3.61 billion in its financial year 2007 and had approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates six major R&D facilities. The company provides DRAM products for a wide variety of applications, including in the computing, infrastructure, graphics, mobile and consumer areas, using its power saving technologies and designs. Further information is available at www.qimonda.com.
Disclaimer
This press release contains forward-looking statements based on assumptions and forecasts made by Qimonda management and third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and speak only as of the date they are made. We undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts and the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other known and unknown risks, uncertainties and other factors could cause actual future results, or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, available without charge on our website and at www.sec.gov.

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Qimonda AG and Subsidiaries
Unaudited Financial Information
First Quarter 31.12.2007
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months
	Dec 31	Sep 30	Dec 31
	Q1 FY 2008	Q4 FY 2007	Q1 FY 2007

	(Unaudited)	(Unaudited)	(Unaudited)
RESULTS OF OPERATIONS
Total net sales	513	711	1,173
Cost of goods sold	(927)	(818)	(823)

Gross (loss) profit	(414)	(107)	350
Research and development expense	(110)	(110)	(97)
Selling, general and administrative expense	(48)	(59)	(44)
Restructuring charges	(16)	—	—
Other operating income, net	3	11	—

Operating (loss) income	(585)	(265)	209
Interest income, net	1	3	1
Equity in earnings of associated companies	2	14	37
Loss on associated company share issuance	(7)	—	—
Other non-operating income (expense), net	2	(5)	5
Minority interests	(2)	(2)	(1)

Income (loss) before income taxes	(589)	(255)	251
Income tax expense	(9)	(10)	(74)

Net (loss) income	(598)	(265)	177

Earnings (loss) per share — basic and diluted (in euro)	(1.75)	(0.77)	0.52

FINANCIAL POSITION

Assets:
Current assets:
Cash and cash equivalents	509	746	1,053
Marketable securities	237	265	148
Trade accounts receivable, net	258	341	668
Inventories	386	619	685
Deferred income taxes	38	32	45
Other current assets	240	254	282

Total current assets	1,668	2,257	2,881

Property, plant and equipment, net	2,146	2,186	2,097
Intangible assets, net	138	143	143
Long-term investments	594	628	633
Deferred income taxes	151	147	148
Other assets	19	20	20

Total assets	4,716	5,381	5,922

Liabilities and shareholders’ equity:
Current liabilities:
Short-term debt and current maturities	68	77	232
Trade accounts payable	704	756	763
Accrued liabilities	146	147	152
Deferred income taxes	5	5	15
Other current liabilities	261	259	277

Total current liabilities	1,184	1,244	1,439

Long-term debt	304	227	150
Pension liabilities	25	25	27
Deferred income taxes	26	23	31
Long-term accrued liabilities	18	14	4
Other liabilities	202	248	182
Minority Interest	84	83	81

Total liabilities	1,843	1,864	1,914

Total shareholders’ equity	2,873	3,517	4,008

Total liabilities and shareholders’ equity	4,716	5,381	5,922

Page 8 of 8 January 22, 2008

Qimonda AG and Subsidiaries
Unaudited Financial Information
First Quarter 31.12.2007
All amounts in Euro millions, except where otherwise stated

	3 Months	3 Months	3 Months
	Dec 31	Sep 30	Dec 31
	Q1 FY 2008	Q4 FY 2007	Q1 FY 2007

	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOW

Net cash (used in) provided by operating activities	(158)	211	438
therein:
Depreciation and amortization	163	170	161
Net cash used in investing activities	(35)	(123)	(208)
therein:
Net proceeds (purchases) of marketable securities	24	(2)	(11)
Purchases of property, plant and equipment	(190)	(278)	(221)
Net cash (used in) provided by financing activities	(38)	36	(104)
therein:
Net change in short-term debt due Infineon	—	—	(112)

RECONCILIATIONS

Net (loss) income	(598)	(265)	177
Interest income, net	1	3	1

Earnings (loss) before Interest (EBI)	(599)	(268)	176
Income tax expense	(9)	(10)	(74)

Earnings (loss) before Interest and Taxes (EBIT)	(590)	(258)	250

Cash and cash equivalents	509	746	1,053
Marketable securities	237	265	148

Gross Cash position	746	1,011	1,201

Short-term debt and current maturities	68	77	232
Long-term debt	304	227	150

Total financial debt	372	304	382

Net Cash position	374	707	819

Total shareholders’ equity	2,873	3,517	4,008

Capital Employed	2,499	2,810	3,189

Net cash (used in) provided by operating activities	(158)	211	438
Net cash used in investing activities	(35)	(123)	(208)
Net (proceeds) purchases of marketable securities	(24)	2	11

Free Cash Flow	(217)	90	241

STATISTICS AND RATIOS

Gross Margin	(81)%	(15)%	30%
R&D as % of sales	21%	15%	8%
SG&A as % of sales	9%	8%	4%
EBI / Sales	(117)%	(38)%	15%
EBIT Margin	(115)%	(36)%	21%
Net income / Sales	(117)%	(37)%	15%
Effective Tax Rate	(2)%	(4)%	29%
Weighted Average Shares Outstanding (million) — basic	342	342	342
Sales / Equity	0.7	0.8	1.2
Capital Turnover (Sales / Capital Employed)	0.8	1.0	1.5
Net (loss) income / Equity ratio	(83)%	(30)%	18%
ROCE (EBI / Capital Employed)	(96)%	(38)%	22%

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this press release to be signed on its behalf by the undersigned, thereunto duly authorized.

QIMONDA AG
Date: January 23, 2008	By:	/s/ Kin Wah Loh
Kin Wah Loh
Chief Executive Officer and Chairman of the Management Board

	By:	/s/ Dr. Michael Majerus
Dr. Michael Majerus Chief Financial Officer and Member of the Management Board